EXHIBIT 1

ENTRÉE GOLD INC.

Annual Information Form

FOR THE YEAR ENDED

DECEMBER 31, 2006

DATED MARCH 30, 2007

ENTRÉE GOLD INC.

ANNUAL INFORMATION FORM

DATE OF INFORMATION

The effective date for this Annual Information Form is March 30, 2007.

FORWARD LOOKING STATEMENT

This Annual Information Form (the “AIF”) and documents incorporated by reference herein contain “forward-looking statements” within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this AIF or, in the case if documents incorporated by reference herein, as of the date such documents and the Company doe not intend, and doe not assume any obligation, to update these forward-looking statements.

Forward-looking statements include, but are not limited, the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, cost and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other, risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade recovery and rates; failure of plant , equipment or processes to operate as anticipated; accident, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this AIF. Although the Company has attempted to identify important factors that could cause actual actions, event or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY AND EXCHANGE

Our financial statements are stated in United States dollars and are prepared in conformity with United States Generally Accepted Accounting Principles.

In this annual report, all dollar amounts are expressed in U.S. dollars unless otherwise specified. Because our principal executive office is located in Canada, many of our obligations are and will continue to be incurred in Canadian dollars (including, by way of example, salaries, rent and similar expenses). Where the disclosure is not derived from the financial statements filed with this annual report, we have not converted Canadian dollars to U.S. dollars for purposes of making the disclosure in this annual report.

DEFINED TERMS AND ABBREVIATIONS

As used in this annual report, the terms “we”, “us”, “our”, and “Entrée” mean Entrée Gold Inc. and our wholly-owned Mongolian subsidiary Entrée LLC, unless otherwise indicated.

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES

Canadian disclosure standard for the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which adopts the definitions to the terms ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” may only be separately disclosed, have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Name, Address and Incorporation

We are an exploration stage company engaged in the exploration of natural resource properties located in Mongolia and Arizona, USA. Our principal executive office is located at Suite 1201 - 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3. The telephone number for our principal executive office is (604) 687-4777 and our web site is located at www.entreegold.com. Information contained on our website does not form part of this annual report. Our registered and records office is at Suite 950 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3 and our agent for service of process in the United States of America is National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005.

We also maintain an administrative office in Ulaanbaatar, the capital of Mongolia, from which we support our Mongolian operations. The address of our Mongolian office is Jamyan Gun Street-5, Ar Mongol Travel Building, Suite #201, #202, Sukhbaatar District, 1st Khoroo, Ulaanbaatar, Mongolia. The telephone number for our Mongolian office is 976.11.318562.

Our Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name Timpete Mining Corporation. On February 5, 2001, we changed our name to Entrée Resources Inc. On October 9,

2002 we changed our name from Entrée Resources Inc. to Entrée Gold Inc. and, on January 22, 2003, we changed our jurisdiction of domicile from British Columbia to the Yukon Territory by continuing our company into the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act.

At inception our Memorandum and Articles authorized our company to issue up to 20,000,000 common shares without par value. On September 30, 1997, we subdivided our authorized capital on a two new shares for one old share basis, resulting in authorized capital of 40,000,000 common shares without par value. On February 5, 2001, we subdivided our common shares on a four new shares for one old share basis, thus increasing authorized capital to 160,000,000 common shares without par value and simultaneously reduced our authorized capital to 100,000,000 common shares without par value. On October 9, 2002 we consolidated our authorized capital, both issued and unissued, on the basis of one new share for each two old shares, resulting in authorized capital of 50,000,000 common shares without par value and simultaneously increased the authorized capital from 50,000,000 common shares without par value to 100,000,000 common shares without par value. On May 20, 2004, we received approval from our shareholders to increase our authorized share capital from 100,000,000 commons shares without par value to an unlimited number of common shares, all without par value. This increase became effective June 16, 2004, the date we filed the amendment to our Articles.

Intercorporate relationships

We have three wholly-owned subsidiary companies:

Entrée LLC, a Mongolian limited liability company formed July 25, 2002, for the purpose of conducting our Mongolian operations.

Entrée U.S. Holdings Inc, a British Columbia corporation acquired on December 11, 2006 for the purpose of holding Entrée Gold (US) Inc.

Entrée Gold (US) Inc. an Arizona corporation formed on December 22, 2006, for the purpose of conducting our Arizona operations.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In July 2002, the Company entered into an option agreement to acquire 60% of three mineral exploration licenses in Mongolia covering 179,590 hectares (“Lookout Hill”) (See below). During 2002 our management changed to current management.

In September, 2003, the Company agreed to purchase a 100% interest in Lookout Hill and a 4th mineral license (“Manlai”) for cash and stock. During 2003, the Company raised $11,356,687 from the issuance of capital stock and began initial exploration of the Mongolian concessions.

The Company continued the exploration of the Mongolian concessions during 2004. In October 2004, the Company entered into an Equity Participation and Earn-in Agreement with Ivanhoe Mines Ltd. (“Ivanhoe”) to explore approximately 40,000 hectares of Lookout Hill (“Entrée-Ivanhoe Project Property”) in return for the right to earn a 70% or 80% interest in the project property depending on the depth of mineralization for the expenditure of $35,000,000 in exploration (see below). During 2004, the Company raised $4,016,448 from the issuance of capital stock of which $3,846,521 represented an equity investment by Ivanhoe.

During 2005, the Company raised $24,197,263 from the issuance of capital stock through a significant equity investment by Rio Tinto plc, a further investment by Ivanhoe (see below) and the exercise of warrants and stock options The Company commenced drilling on its 100% owned properties and Ivanhoe carried out a drilling program on the Hugo North Extension. In March 2005, the Company became a Tier I Issuer on the TSX Venture Exchange. In July, 2005, the Company was approved for listing on the American Stock Exchange. The Company is also traded on the Frankfurt Stock Exchange under the symbol

“EKA, WKN:121411.” On April 24, 2006, the Company delisted from the TSX Venture Exchange and listed on the Toronto Stock Exchange, under the same symbol “ETG.”

In February, 2006, the Company announced that a new mineral resource estimate had delineated an initial Inferred Resource for the Hugo North Extension. An Inferred Resource of 190 million tonnes grading 1.57% copper and 0.53 g/t gold (a copper equivalent grade of 1.91%) was estimated to contain approximately 6.6 billion pounds of copper and 3.2 million ounces of gold.

In 2006, 11 diamond drill holes, totalling 8,614.1 m and 18 shallow reverse circulation holes, totalling 3,290.0 m, were completed by the Company on targets outside the Entrée-Ivanhoe agreement area on Lookout Hill. Additional work included IP and magnetometer geophysical surveys, soil and rock geochemical sampling, and geological mapping. The areas targeted by drilling included: West Grid geophysical, geological and geochemical anomalies; the large Ring Dyke geophysical anomaly and associated zones of alteration; the Zone III epithermal gold system; and the Zones I and II areas of associated alteration and geophysical targets.

Exploration at the Company’s Manlai project in 2006 focused on following up targets defined during the previous field season. The program consisted of a 13 kilometre infill time domain IP survey, 8 diamond drill holes, totalling 4,270 metres (mainly in the East Target area), and additional geological mapping. The drilling and mapping greatly enhanced the Company’s understanding of the geological setting. The drilling was successful in partially defining a mineralized, porphyry-style stockwork over an area approximately 250 metres by 500 metres. This zone is still open along strike and to depth.

In May 2006, the Company secured an option to acquire the Sol Dos copper prospect, located in the prolific Safford district, of south-east Arizona. Under the terms of the option agreement, the Company may earn a 100% interest in the Sol Dos property by spending $4 million on exploration over four years, and by making staged payments totalling $1 million in cash and 250,000 Entrée shares. The Company’s interest would be subject to a 2% NSP royalty, one half of which it may purchase.

In late 2006, the Company completed a 20 line kilometre program of deep probing IP and magnetic surveys on the property. Drilling is planned to test a 2 by 1.5 kilometres IP chargeability anomaly, which is coincidental with historic drilling that encountered low-grade copper values associated with altered intrusives. The prospect is modeled as a large porphyry copper target, similar to the San Juan and Dos Pobres deposits being developed by Phelps Dodge, approximately 8 miles (14 kilometres) to the northwest, and to the deep, high-grade Resolution porphyry copper deposit, being evaluated by Rio Tinto and BHP Billiton, approximately 60 miles (100 kilometres) to the west-northwest.

Drill targets have been identified and documentation has been submitted to the Bureau of Land Management (“BLM”) for permitting of the proposed follow-up exploration program. A drilling contract was signed with Boart Longyear for 2,000 metres of diamond drilling. The drilling program is expected to commence shortly as permit approval was received from BLM in March 2007.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe to November 1, 2006. The updated mineral resource estimate was prepared by AMEC Americas Limited (“AMEC”) AMEC’s Technical Report “Lookout Hill Project, Mongolia, NI 43-101 Technical Report”, with an effective date of March 29, 2007 has been filed on SEDAR (www.sedar.com) and is incorporated by reference into this AIF. At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to hold an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent grade of 2.19%). This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold. An Inferred Resource estimate for the Hugo North Extension is estimated to contain 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%). The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold.

Table 1:               Hugo North Extension Indicated and Inferred Mineral Resource on the Ivanhoe/Entrée Shivee Tolgoi Joint Venture Property as of February 20, 2007

Class	CuEq Cut-off	Tonnage (tonnes)	Copper (%)	Gold (g/t)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq(‘000 lb)
Indicated	3.5	22,300,000	3.68	1.43	4.59	1,809,000	1,030,000	2,257,000
	3.0	32,000,000	3.36	1.29	4.18	2,370,000	1,330,000	2,949,000
	2.5	42,400,000	3.08	1.17	3.83	2,879,000	1,590,000	3,580,000
	2.0	52,300,000	2.84	1.09	3.53	3,275,000	1,830,000	4,070,000
	1.5	65,400,000	2.56	0.96	3.17	3,691,000	2,020,000	4,571,000
	1.25	74,300,000	2.39	0.88	2.96	3,915,000	2,100,000	4,849,000
	1.0	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.9	89,700,000	2.14	0.77	2.63	4,232,000	2,220,000	5,201,000
	0.8	96,700,000	2.04	0.72	2.50	4,349,000	2,240,000	5,330,000
	0.7	107,400,000	1.91	0.66	2.33	4,522,000	2,280,000	5,517,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
	0.5	123,900,000	1.73	0.58	2.10	4,726,000	2,310,000	5,736,000
	0.4	130,300,000	1.67	0.55	2.02	4,797,000	2,300,000	5,803,000
	0.3	137,900,000	1.59	0.52	1.92	4,834,000	2,310,000	5,837,000
Inferred	3.5	1,400,000	3.32	1.03	3.98	102,000	50,000	123,000
	3.0	3,600,000	2.97	0.88	3.53	236,000	100,000	280,000
	2.5	5,900,000	2.68	0.87	3.23	349,000	170,000	420,000
	2.0	11,000,000	2.20	0.86	2.75	534,000	300,000	667,000
	1.5	29,100,000	1.73	0.58	2.10	1,110,000	540,000	1,347,000
	1.25	45,000,000	1.55	0.46	1.84	1,538,000	670,000	1,825,000
	1.0	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	0.9	70,000,000	1.33	0.37	1.56	2,053,000	830,000	2,407,000
	0.8	78,300,000	1.27	0.34	1.49	2,192,000	860,000	2,572,000
	0.7	87,000,000	1.21	0.32	1.42	2,321,000	900,000	2,724,000
	0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
	0.5	105,200,000	1.09	0.29	1.27	2,528,000	980,000	2,945,000
	0.4	127,600,000	0.96	0.26	1.13	2,701,000	1,070,000	3,179,000
	0.3	152,400,000	0.85	0.23	1.00	2,856,000	1,130,000	3,360,000

* Copper equivalent (CuEq) grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold); %CuEq = %Cu + [Au(g/t)x(11.25/17.64)]

Significant Acquisitions in 2006

The Company made no significant acquisitions in 2006.

The Lookout Hill Property

Pursuant to an ‘arms length’ option agreement dated July 25, 2002, we purchased from Mongol Gazar Co., Ltd., (Mongol Gazar) an unrelated privately held Mongolian company, an option to acquire up to a 60% interest in three mineral licenses issued by the Mineral Resources Authority of Mongolia granting exploration rights, respectively, over three contiguous parcels of land known as Togoot (License No. 3136X), comprised of 104,484 hectares, Shivee Tolgoi (License No. 3148X), comprised of 54,760 hectares and Javhlant (License No. 3150X), comprised of 20,346 hectares. “Shivee Tolgoi” translates into English as “Lookout Hill” and we refer to all three of these parcels, collectively, as Lookout Hill. For a more detailed discussion of our Lookout Hill property please refer to the Property Description and Location section of this annual information form below.

The option agreement provided that we could purchase up to a 60% interest in the Lookout Hill in stages by:

•

incurring $490,000 in exploration expenditures on the Lookout Hill property prior to the first anniversary of the date of the agreement and reimbursing Mongol Gazar for up to $200,000 for exploration expenditures incurred by it on the Lookout Hill property during this period;

•

incurring $1,490,000 in cumulative exploration expenditures on the Lookout Hill property prior to the second anniversary of the date of the agreement and issuing 1,000,000 common shares to Mongol Gazar;

•

incurring $3,490,000 in cumulative exploration expenditures on the Lookout Hill property prior to the third anniversary of the date of the agreement and issuing an additional 1,000,000 common shares to Mongol Gazar;

•

incurring $7,490,000 in cumulative exploration expenditures on the Lookout Hill property prior to the fourth anniversary of the date of the agreement and issue an additional 1,000,000 common shares to Mongol Gazar;

•

incurring $12,490,000 in cumulative exploration expenditures on the Lookout Hill property prior to the fifth anniversary of the date of the agreement and either (a) issuing a final 1,000,000 of our common shares to Mongol Gazar or (b) completing a feasibility study on the Lookout Hill property;

In return, Mongol Gazar agreed to transfer to us a 15% interest in the Lookout Hill property after the second anniversary of the date of the option agreement, and an additional 15% interest after each of the third, fourth and fifth anniversaries for an aggregate total of a 60% interest. Thereafter, we intended to form a joint venture with Mongol Gazar for further development of the Lookout Hill property, if warranted by the results of our exploration. We agreed to pay a net smelter return royalty to Mongol Gazar and Mongol Gazar agreed that we could purchase half of this net smelter return royalty for $10,000,000. We paid a finder’s fee for this transaction to Canaccord Capital Corporation, consisting of 200,000 of our common shares. By an assignment effective July 25, 2002, we assigned our interest in the option agreement to our wholly-owned subsidiary Entrée LLC, which we formed specifically for the purpose of holding and operating our mining properties in Mongolia.

Pursuant to a purchase agreement dated September 13, 2003 between our company and our subsidiary Entrée LLC on the one hand, and Mongol Gazar and its Mongolian affiliate MGP LLC, on the other hand, we agreed to purchase a 100% interest in the Lookout Hill property, free of any net smelter return royalty, together with an additional mineral license (License No. 3045X) pertaining to a parcel of property known as the Manlai property, located in the Kharmagtai area of Mongolia in the Manlai and Tsogt-tsetsii Soums, Omnogovi (also spelled Umnogobi) Aimag (A ‘Soum’ is the local Mongolian term for a township or district, an ‘Aimag’ is the local equivalent of a state or province;), approximately 120 kilometres north of the Lookout Hill property (see below). In consideration for these properties we agreed to pay $5,500,000 in cash and to issue 5,000,000 common shares of our company to Mongol Gazar. We also agreed that if Mongol Gazar sold these 5,000,000 common shares at any time prior to November 30, 2004 for net proceeds of less than $5,000,000, we would pay them an amount equal to the difference between $5,000,000 and the net proceeds they actually received. Although this purchase agreement superseded the option agreement dated July 25, 2002, we agreed that we would reinstate the option agreement if the transactions described in the purchase agreement did not close.

The purchase agreement provided that we could use the cash portion of the purchase price to clear any encumbrance on the Lookout Hill property, and that we were to pay the balance of the cash portion of the purchase price, and issue the 5,000,000 common shares, fifteen days after we received notice from our Mongolian lawyers that satisfactory title to the Lookout Hill and Manlai properties had been transferred into the name of our Mongolian subsidiary, Entrée LLC, free of all liens, charges and encumbrances.

Because Mongol Gazar was still in the process of clearing title to the Manlai property at the time we were preparing to complete our acquisition of the Lookout Hill property, we entered into an Amending Agreement dated November 6, 2003 severing the Manlai property from the September 13, 2003 purchase agreement. We entered into a separate purchase agreement with respect to the Manlai property, pursuant to which we would acquire title to it for no additional consideration at such time as Mongol Gazar was able to transfer clear title. Title to this parcel was transferred to our subsidiary Entrée LLC on February 9, 2004.

Title to the Javhlant and Togoot parcels was transferred to our subsidiary, Entrée LLC, on September 30, 2003 and title to the third parcel comprising the Lookout Hill property, Shivee Tolgoi, was transferred to Entrée LLC on October 28, 2003. We paid the first part of the cash portion of the purchase price of $5,500,000, in the amount of $500,000, on September 19, 2003 and the balance of the cash portion of the purchase price on November 13, 2003.

In a subsequent agreement dated as of April 20, 2004, we agreed to issue to Mongol Gazar non-transferable share purchase warrants for the purchase of up to 250,000 of our common shares at a purchase price of $1.05 per share until expiration of the warrants on April 20, 2006 in consideration of (i) the waiver by Mongol Gazar of our obligation to pay to it the shortfall, if any, between $5,000,000 and the net proceeds realized upon a sale of the 5,000,000 common shares issued to them as part of the purchase price for the Lookout Hill property and (ii) a 100% interest in the Khatsavch Property (Licence #6500X, consisting of 632 hectares) located in Khanbogd and Bayan Ovoo Soums, Omnogovi, Mongolia. The share purchase warrants were issued on June 14, 2004, and title to the Khatsavch property has been registered in the name of Entrée LLC.

Equity Participation and Earn-in Agreement with Ivanhoe Mines Ltd.

We entered into an arms-length Equity Participation and Earn-In Agreement dated as of October 15, 2004, with Ivanhoe, an unrelated Yukon corporation which owns a mineral exploration property known as Oyu Tolgoi, or ‘Turquoise Hill’, which is located adjacent to our Lookout Hill property. This agreement provided that, upon satisfaction of certain conditions, Ivanhoe would:

•

subscribe for 4,600,000 units from our company for Cdn $1.00 per unit, with each unit consisting of one common share of our company and one share purchase warrant entitling the holder to purchase one additional common share of our company for a purchase price of Cdn $1.10 for two years from the date of purchase.

•

have the right, during an earn-in period beginning on closing of the subscription for units and ending, at the latest, on the eighth anniversary of that closing date (subject to earlier expiration as specified in the agreement), to earn a participating interest in a mineral exploration and, if warranted, development and mining project to be conducted by Ivanhoe on a 40,000 hectares portion of our company’s 179,500 hectare Lookout Hill property shown on the map below. The amount of the participating interest in the project will vary depending on the amount of money that Ivanhoe expends on the project during the earn-in period, but the agreement provides that Ivanhoe can earn a 51% interest by expending an aggregate of at least $20,000,000 during the earn-in period, a 60% interest by expending an aggregate of at least $27,500,000 during the earn-in period, or a sliding percentage interest, depending on the depth from which minerals are extracted from the project, of between 70% and 80% by expending an aggregate of at least $35,000,000 during the earn-in period.

•	have the right to nominate one member of our Board of Directors during the earn-in period.

In addition, the Equity Participation and Earn-In Agreement gives to Ivanhoe a pre-emptive right to such percentage of any offering of securities of our company as will enable them to preserve their ownership percentage in our company which, after the acquisition of the 4,600,000 units, would be approximately 9% prior to exercise of any of their share purchase warrants and could, upon the exercise of the latter, go as high as 17% of our issued and outstanding common shares. During any period of time that Ivanhoe owns more than 10% of our issued and outstanding common shares, Ivanhoe is required to vote these shares as our board of directors direct on all matters pertaining to the appointment of directors, the appointment and remuneration of our auditors and all other matters to be submitted to our shareholders except for ‘extraordinary’ matters. ‘Extraordinary’ matters are defined in the Equity Participation and Earn-In Agreement to mean matters requiring a special majority (66.33%), the vote of a majority of disinterested shareholders and matters where Ivanhoe is precluded from voting.

The portion of our property subject to the Equity Participation and Earn-In Agreement, which is referred to in the agreement as the “Entrée-Ivanhoe Project Property”, is shown below:

We closed the private placement described in the Equity Participation and Earn-In Agreement on November 9, 2004, at which time Ivanhoe purchased the 4,600,000 units described above.

Investment by Rio Tinto in Entrée Gold Inc.

In June 2005, Rio Tinto plc (one of the world’s largest mining and exploration companies), through its wholly owned subsidiary, Kennecott Canada Exploration Inc (collectively, “Rio Tinto”) completed a private placement into Entrée, whereby they purchased 5,665,730 units at a price of $C2.20 per unit, which consisted of one Entrée common share and two warrants (one “A” warrant and one “B” warrant). Two “A” warrants entitle Rio Tinto to purchase one Entrée common share for C$2.75 within two years; two “B” warrants entitle Rio Tinto to purchase one Entrée common share for C$3.00 within two years. Proceeds from Rio Tinto’s investment were $10,170,207. Ivanhoe exercised its pre-emptive right to maintain proportional ownership of Entrée’s shares and thereby exercised its warrant for 4,600,000 shares at C$1.10, resulting in proceeds to Entrée of $4,069,214. In July Ivanhoe took part in the private placement, purchasing 1,235,489 units, resulting in further proceeds to Entrée of $2,217,209. Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of $1,150,681.

At March 21, 2007 Ivanhoe owned approximately 14.7% of Entrée’s issued and outstanding shares with the potential to hold up to a total of 16.2% upon the exercise of warrants.

At March 21, 2007 Rio Tinto owned approximately 8.9% of Entrée’s issued and outstanding shares with the potential to hold up to a total of 16.3% upon the exercise of warrants.

Ivanhoe and Rio Tinto are required to vote these shares as our board of directors direct on all matters pertaining to the appointment of directors, the appointment and remuneration of our auditors and all other matters to be submitted to our shareholders except for “extraordinary” matters. “Extraordinary” matters are defined in the Equity Participation and Earn-In Agreement to mean matters requiring a special majority (66.33%), the vote of a majority of disinterested shareholders and matters where Ivanhoe or Rio Tinto is precluded from voting.

Investment by Rio Tinto in Ivanhoe

In October 2006, Rio Tinto announced that it had agreed to invest up to $1.5 billion to acquire up to a 33.35% interest in Ivanhoe. The proceeds from this investment were targeted to fund the joint development of the Oyu Tolgoi copper-gold project. The Company believes this investment is a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi deposit and in the country of Mongolia.

DESCRIPTION OF THE BUSINESS

General

We are in the mineral resource business. This business generally consists of three stages: exploration, development and production. Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them. Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage. Our company is in the exploration stage.

Mineral resource exploration can consist of several stages. The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources. This can consist of the outright acquisition of the land or the acquisition of specific, but limited, rights to the land (e.g., a license, lease or concession). After acquisition, exploration would probably begin with a surface examination by a prospector or professional geologist with the aim of identifying areas of potential mineralization, followed by detailed geological sampling and mapping of this showing with possible geophysical and geochemical grid surveys to establish whether a known trend of mineralization continues through un-exposed portions of the property (i.e., underground), possibly trenching in these covered areas to allow sampling of the underlying rock. Exploration also commonly includes systematic regularly spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, as well as gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock. Exploration might culminate in a feasibility study to ascertain if the mining of the minerals would be economic. A feasibility study is a study that reaches a conclusion with respect to the economics of bringing a mineral resource to the production stage.

Our wholly-owned Mongolian subsidiary, Entrée LLC, is the registered owner of four mineral exploration licenses (Javhlant, Shivee Tolgoi and Togoot comprising the Lookout Hill property, and the Manlai properties) permitting mineral exploration on four parcels of land located in Mongolia. Three of these parcels, Javhlant, Shivee Tolgoi and Togoot, are contiguous. All four mineral exploration licenses are located in the Gobi Desert.

Our company’s exploration activities in Mongolia are under the supervision of Robert Cann, P.Geo., Entrée’s Vice President, Exploration and a “qualified person” as defined under National Instrument 43-101. Except where otherwise noted, Mr. Cann is also responsible for the preparation of technical information in this AIF.

All rock samples from our property are prepared and analyzed by SGS Mongolia of Ulaanbaatar, Mongolia. Soil and silt samples and check rock samples are analyzed by Acme Analytical Laboratories of Vancouver, British Columbia, Canada.

Our company’s exploration activities in Arizona are under the supervision of Robert Cann, P.Geo., Entrée’s Vice President, Exploration and a “qualified person” under National Instrument 43-101. Except as where otherwise noted, Mr. Cann is also responsible for the preparation of technical information in this AIF.

Environmental Compliance

Our current and future exploration and development activities, as well as our future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities. These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters. Our management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on our competitive position. We intend to obtain all licenses and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities. We intend to maintain standards of compliance consistent with contemporary industry practice.

In Mongolia, mining companies are required to file an annual work plan with, and provide a summary report to, the local Soum upon the conclusion of exploration activities that includes a discussion of environmental impacts. In addition, mining companies are required to post a bond equal to 50% of the total estimated cost of any anticipated environmental reclamation, which is refunded upon completion of the reclamation work. We have filed our annual work plan and we have posted a bond in Khanbogd Soum equal to approximately $550, Bayan Ovoo Soum equal to approximately $500 and in Manlai Soum equal to approximately $140. These bonds cover environmental reclamation to the end of 2005. This amount is refundable to us once we have completed all environmental work to the satisfaction of the local Soum (the local Mongolian equivalent of a township or district).

In Arizona, exploration companies are required to apply for a work permit that specifically details the proposed work program. A reclamation bond must be posted prior to the issuance of the appropriate permit. A bond in the amount of $4,400 was posted and the permit was granted in March 2007.

Competition

The mineral exploration, development, and production industry is largely unintegrated. We compete with other exploration companies looking for mineral resource properties and the resources that can be produced from them. While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sale of mineral products from our properties, nor will we do so if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist world-wide for the sale of gold and other mineral products. Therefore, we will likely be able to sell any gold or mineral products that we are able to identify and produce. Our ability to be competitive in the market over the long term is dependent upon the quality and amount of ore discovered, cost of production and proximity to our market. Due to the large number of companies and variables involved in the mining industry, it is not possible to pinpoint our direct competition.

Employees

At December 31, 2006, we had twelve employees working for us. In Vancouver, we employ six employees, with the remaining six employees working in our office in Ulaanbaatar, Mongolia. During the 2006 field season, we also employed ten contract expatriate geologists, geological technicians and summer students at our Lookout Hill project and three expatriate geologists at our Manlai project. In addition to our expatriate employees, we hire up to 100 local personnel, including geologists, labourers, geophysical helpers, geochemical helpers, cooks, camp maintenance personnel, drivers and translators. These local hires are hired as needed throughout each field season. The number of local hires fluctuates throughout the year, depending on the workload. None of our employees belong to a union or are subject to a collective agreement. We consider our employee relations to be good.

Risk Factors

As stated on page 2, this AIF contains forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this annual report. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this AIF in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations. You could lose all or part of your investment due to any of these risks.

Risks Associated With Mining

All four of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral resource on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from operations and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral resource in a commercially exploitable quantity, our business will fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business will fail.

A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a “reserve” that meets the requirements of the Securities and Exchange Commission’s Industry Guide 7 is extremely remote; in all probability our mineral resource property does not contain any ‘reserve’ and any funds that we spend on exploration will probably be lost.

Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that we will be able to develop our properties into producing mines and extract those resources.

Both mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Our four exploration licenses in Mongolia expire in March and April 2008.

All of our exploration licenses in Mongolia currently expire in March or April 2008. Under Mongolian Minerals Law, we may extend these licenses until March or April 2010. Exploration license holders are entitled to apply for conversion to a mining license before their exploration license has expired.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, water right, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs. If we cannot accomplish these objectives, our business could fail.

We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to do so. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Environmental hazards unknown to us which have been caused by previous or existing owners or operators of the properties may exist on the properties in which we hold an interest. More specifically, we are required to deposit 50% of our proposed reclamation budget with the local Soum Governors office which will be refunded only on acceptable completion of land rehabilitation after mining operations have concluded. Even if we relinquish our licenses, we will still remain responsible for any required reclamation.

If we establish the existence of a mineral resource on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the resource, and our business could fail.

If we do discover mineral resources in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on our company.

Climatic Conditions.

Mongolia’s weather normally varies to the extremes, from temperature highs in the summer of 40° Celsius to lows of minus 40° Celsius in the winter. Such adverse conditions often preclude normal work patterns and can severely limit exploration and mining operations, usually making work impossible from November through to March. Although good project planning can ameliorate these factors, unseasonable weather can upset programs with resultant additional costs and delays.

Mineral prices are subject to dramatic and unpredictable fluctuations.

We expect to derive revenues, if any, from the extraction and sale of precious and base metals such as gold, silver and copper. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond our control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. Mongolian law requires the sale or export of gold mined in Mongolia to be made through the Central Bank of Mongolia and/or other authorized entities at world market prices. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of our exploration projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely unintegrated. We compete with other exploration companies looking for mineral resource properties and the resources that can be produced from them. While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of gold and other mineral products. Therefore, we will likely be able to sell any gold or mineral products that we identify and produce.

We compete with many companies possessing greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Our title to our resource properties may be challenged by third parties or the licenses that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees.

We have investigated the status of our title to the four mining licenses granting us the right to explore the Togoot (License 3136X), Shivee Tolgoi (License 3148X), Javhlant (License No. 3150X), and Manlai (License No. 3045X) mineral resource properties and we are satisfied that the title to these four licenses is properly registered in the name of our Mongolian subsidiary, Entrée LLC and that these licenses are currently in good standing.

We cannot guarantee that the rights to explore our properties will not be revoked or altered to our detriment. The ownership and validity of mining claims and concessions are often uncertain and may be contested. Should such a challenge to the boundaries or registration of ownership arise, the Government of Mongolia may declare the property in question a special reserve for up to three years to allow resolution of disputes or to clarify the accuracy of our mining license register. We are not aware of challenges to the location or area of any of the mining concessions and mining claims. There is, however, no guarantee that title to the claims and concessions will not be challenged or impugned in the future. Further, all of our licenses are exploration licenses, which were issued initially for a three-year term with a right of renewal for two more years, and a further right of renewal for two years, making a total of seven years. Mongolian Mineral Law was amended in July 2006. Consequently, our licenses may be extended for a further two year term for final expiry in March and April 2010, unless previously converted to mining licenses. The total estimated annual fees in order to maintain the licenses in good standing is approximately $280,000. If we fail to pay the appropriate annual fees or if we fail to timely apply for renewal, then these licenses may expire or be forfeit.

Risks Related To Our Company

We have a limited operating history on which to base an evaluation of our business and prospects.

Although we have been in the business of exploring mineral resource properties since 1995, we have not yet located any mineral reserve. As a result, we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. During the twelve months ending December 31, 2007, we expect to spend approximately $7,000,000 on the maintenance and exploration of our mineral properties and the operation of our company. We therefore expect to continue to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

The fact that we have not earned any operating revenues since our incorporation raises substantial doubt about our ability to continue to explore our mineral properties as a going concern.

We have not generated any revenue from operations since our incorporation and we anticipate that we will continue to incur operating expenses without revenues unless and until we are able to identify a mineral resource in a commercially exploitable quantity on one or more of our mineral properties and we build and operate a mine. As at December 31, 2006, we had working capital of approximately $14,300,000. We estimate our average monthly operating expenses to be approximately $583,000 each month, including exploration, general and administrative expense and investor relations expenses. As a result, we believe that we will not have to raise any additional funds to meet our currently budgeted operating requirements for the next 12 months. If these funds are not sufficient, or if we do not begin generating revenues from operations sufficient to pay our operating expenses when we have expended them, we will be forced to raise necessary funds from outside sources. As we cannot assure a lender that we will be able to successfully explore and develop our mineral properties, we will probably find it difficult to raise debt financing. We have traditionally raised our operating capital from sales of equity, but there can be no assurance that we will continue to be able to do so. If we cannot raise the money that we need to continue exploration of our mineral properties, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to occur, there is a substantial risk that our business would fail.

Our by-laws and employment agreements between our company and some of our officers and directors indemnify our officers and directors against costs, charges and expenses incurred by them in the performance of their duties.

Our by-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by our company which shall happen in the execution of the duties of such officers or directors, as do employment agreements between our company and some of our officers and directors. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue employee/director/consultant options or if we issue additional shares to finance our operations.

We have not ever generated revenue from operations. We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties. We may also in the future grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the Toronto Stock Exchange, when the public market is depressed. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

If we issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at March 21, 2007, we had outstanding common share purchase warrants and options exercisable into 16,115,410 common shares which, if exercised, would represent approximately 18.5% of our issued and outstanding shares. If all of these warrants and options are exercised and the underlying shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our shares.

Earnings and Dividend Record.

We have no earnings or dividend record. We have not paid dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future. We do not generate any cash flow from operations and could not expect to do so in the foreseeable future.

Conflicts of Interest.

Certain of our officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any of our projects or opportunities. In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count. In determining whether or not we will participate in any project or opportunity, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Dependence on Key Management Employees.

The nature of our business, our ability to continue our exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel. Our development now and in the future will depend on the efforts of key management figures, such as Gregory Crowe and Robert Cann. The loss of any of these key people could have a material adverse effect on our business. We do not currently maintain key-man life insurance on any of our key employees.

Limited Ability to Hedge or Engage in Forward Sales.

While Mongolian law allows a company, by various applications and processes, to export and sell our own gold production, in practice, this is a difficult matter, with the result that we will have limited ability to engage in forward sales of, or to hedge, any future gold production.

Fluctuations in Currency Exchange Rates.

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than United States dollars, may significantly impact our financial position and results. We face risks associated with fluctuations in Canadian, U.S. and Mongolian currencies.

Risk Associated With Our Common Stock

Because we do not intend to pay any dividends on our common shares, investors seeking dividend income or liquidity should not purchase our shares.

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our common stock. We currently have no revenues and a history of losses, so there can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors, who currently do not intend to pay any dividends on our common shares for the foreseeable future.

We believe we were a passive foreign investment company during 2006, which may have a material affect on U.S. holders.

We believe we were a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2006, which may have a material affect on U.S. Holders. United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations. A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).

Mineral Properties

Our wholly-owned Mongolian subsidiary, Entrée LLC, is the registered owner of four mineral exploration licenses (Javhlant, Shivee Tolgoi and Togoot comprising the Lookout Hill property, and the Manlai properties) permitting mineral exploration on four parcels of land located in Mongolia. Three of these parcels, Javhlant, Shivee Tolgoi and Togoot, are contiguous. All four mineral exploration licenses are located in the Gobi Desert.

Each of our exploration licenses was granted by the Mineral Resources and Petroleum Authority of Mongolia for an initial term of three years, subject to a right to renew for two successive 2-year renewals (for a cumulative total of seven years). Mongolian Minerals Law was revised in 2006. Licenses obtained after the changes are now granted for an initial three year term, and two subsequent three year terms (for a cumulative total of nine years). Mongolian exploration licenses are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.10 to $1.50 per hectare over the course of the up to nine year tenure. A property can be reduced in size selectively on application to the Cadastre office of the Mineral Resources and Petroleum Authority of Mongolia (the Cadastre is the central registry for land in Mongolia). A Mongolian exploration license can be converted at any time into a mining license upon application and approval by the geological commission of the local government entity of the property reserve. A mining license may be granted for up to 30 years, plus two subsequent 20 year terms (cumulative total of 70 years). Conversion of a Mongolian license to explore for minerals to a license to mine or develop a property in order to exploit mine for minerals is commenced by filing an application, together with an outline of the applicant’s plans, and there is requirement that the applicant show that it has defined a mineral resource or reserve. Conversion of an exploration license to a mining license will result in an increase in the yearly fees that we are required to pay to the Mongolian government. After issuance of a mining license, we will be required to pay to the Mongolian government a license fee of $15.00 per hectare per year.

Two of the three licenses that comprise the Lookout Hill Property were issued April 3, 2001 and were renewed for the second of their two year renewals in March, 2006. The third Lookout Hill license was issued March 30, 2001 and was renewed for the second of its two-year renewals in March, 2006. The Manlai license was issued March 9, 2001 and renewed for the second of its two-year renewals in March, 2006. The Khatsavch license was issued to the original owner on October 31, 2003 and transferred to the Company in August, 2004. The Khatsavch license was returned to the Mongolian government in October 2006.

The following table is a quick summary of our mineral licenses and their renewal status:

Name of Property	License Number	Date Granted	Date Renewed	Expiration Date[1]
Javhlant	3150X	April 3, 2001	March 14, 2006	April 3, 2008
Shivee Tolgoi	3148X	April 3, 2001	March 14, 2006	April 3, 2008
Togoot	3136X	March 30, 2001	March 14, 2006	March 30, 2008
Manlai	3045X	March 9, 2001	March 14, 2006	March 9, 2008
1

The Company’s exploration licenses expire in March and April, 2008 and may be renewed for a further two years, finally expiring in March or April 2010. The total estimated annual fees in order to maintain these licenses in good standing is approximately $280,000. All annual fees are current.

Lookout Hill Property

The following is a summary taken from “Lookout Hill Project, Mongolia, NI 43-101 Technical Report”, with an effective date of March 29, 2007 (the “Technical Report”) prepared by AMEC, a copy of which is filed on SEDAR at www.sedar.com and is incorporated by reference into this AIF.

Entrée Gold Inc. (Entrée) requested that AMEC Americas Limited (AMEC) provide an independent mineral resource estimate and Qualified Person’s review for the Lookout Hill Project in Mongolia.

The Lookout Hill Project consists of three exploration licences (Shivee Tolgoi, Javkhlant, and Togoot) which are adjacent to, and surround the Oyu Tolgoi Project, held 100% by Ivanhoe Mines Ltd. (Ivanhoe). On the Oyu Tolgoi Project, there are a series of world-class copper–gold mineralized porphyry deposits grouped into the Southern Oyu and Hugo Dummett Deposits. The most northerly of these, the Hugo Dummett Deposit, is further subdivided into two deposits: Hugo South and Hugo North. The Hugo North Deposit continues north across the Oyu Tolgoi–Lookout Hill Project boundary onto Entrée’s Shivee Tolgoi Licence, where it has been traced by drilling over a 750 m strike length. The northern continuation of the Hugo North Deposit on the Lookout Hill Project is referred to as the Hugo North Extension (this mineralization was referred to as the “Copper Flats Deposit” in Entrée’s previous Technical Report by S. Blower in March 2006).

The current work by AMEC entailed the preparation of a mineral resource estimate for the Hugo North Extension, in conformance with the Canadian Institute of Mining ,Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions referred to in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The current mineral resource estimate represents an approximately 12% increase in the overall mineral resource inventory since the last resource disclosure in March 2006, and the conversion of more than half of the Inferred mineral resources to an Indicated category. The mineral resource estimate was prepared under the supervision of Dr. Harry Parker, P. Geo, AMEC – Reno. AMEC’s scope of work also involved the preparation of a Technical Report as defined in NI 43–101 and in compliance with Form 43-101F1.

Dr. Harry Parker, P. Geo and Robert Cinits, P. Geo., are the Qualified Persons responsible for the preparation of this Technical Report, which has an Effective Date of 29 March 2007.

21

The Project is located in the Aimag (Province) of Omnogovi, in the South Gobi region of Mongolia, about 530 km south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The Project consists of two contiguous Properties, together comprised of three mineral exploration licences (Shivee Tolgoi, Javkhlant and Togoot), which cover a total of approximately 179,590 ha (the Entrée Licences). The two Properties are as follows:

•

The Shivee Tolgoi Earn-in Property: 39,864 ha covering the eastern portion of the Shivee Tolgoi Licence and all of the Javkhlant Licence (the “Earn-in Property”), held in an Earn-in and Equity Participation Agreement (the Earn-in Agreement) with Ivanhoe. The Earn-in Property is contiguous with, and on three sides (to the north, east and south) surrounds, Ivanhoe’s Oyu Tolgoi Property. The Earn-in Property hosts the Hugo North Extension Deposit.

•	The Western Mineral Exploration Licences (100% Entrée): 139,726 ha covering the western portion of the Shivee Tolgoi Licence and all of the Togoot Licence.

The Earn-In Agreement (the Agreement) between Entrée and Ivanhoe came into effect on November 17, 2004. As part of the Agreement, Ivanhoe, who is the project operator, is entitled to earn up to an 80% interest in minerals below 560 m below surface and a 70% interest in minerals above that elevation. In order for Ivanhoe to earn its full interest in the property, Ivanhoe must expend $35 million in exploration and development over an eight year period, which commenced in November 2004. The Agreement contains staged exploration expenditure commitments for different earn-in interest phases; Ivanhoe will obtain a 51% interest in the Earn-in Property after expenditure of $20 million. This minimum expenditure amount is projected to occur during 2007.

Entrée retains 100% of the mineral rights on the western portion of the Shivee Tolgoi Licence and all of the Togoot Licence (collectively the Western Licences). The Entrée licences are current until March and April, 2008, and annual exploration licence fees have been paid to maintain the Entrée licences in good standing until that date. Prior to expiry in 2008, Entrée may apply for a final extension of term for the exploration licences, to March and April, 2010. Before completion of this final term, the exploration licences must be converted to mining licences or they expire.

The Project lies within the Palaeozoic Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces. The Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages. The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by plutonic-size, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition. Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi–Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the Project area, and the Gobi–Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest.

The Hugo North Extension Deposit within the Shivee Tolgoi Earn-in Property contains copper–gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposit is highly elongate to the north–northeast. It is the continuation northwards of the Hugo North Deposit on the Ivanhoe wholly-owned adjacent Oyu Tolgoi Property. Within the Lookout Hill Project the top of the mineralization occurs as distances ranging between 900 m and 1,200 m below surface.

The high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite. Bornite is dominant in the highest-grade parts of the deposit (averaging around 3% to 5% Cu) and is zoned outward to chalcopyrite (averaging around 2% Cu for the high–grade chalcopyrite dominant mineralization). At grades of less than 1% Cu, chalcopyrite ± enargite, tennantite, bornite (rare chalcocite, pyrite and covellite) occur. Elevated gold grades in the Hugo North Extension Deposit occur within the intensely-veined high-grade core and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite. Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff colour, with a moderate intensity of quartz veining (25% by volume). This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible. The sulphides are disseminated throughout the rock in the matrix as well as in quartz veins. The geological knowledge of the deposits is sufficiently well-established to support resource estimation.

To date, no metallurgical test work has been performed on mineralization from the Hugo North Extension Deposit., however an extensive amount of process and metallurgical test work has been completed on the Hugo North Deposit within Ivanhoe’s Oyu Tolgoi Project. Since the Hugo North and Hugo North Extension Deposits are part of the same continuous zone of mineralization, AMEC infers that there is reasonable expectation that the gold and copper mineralization at Hugo North Extension can be treated using the currently-proposed metallurgical process methods for the Oyu Tolgoi Project.

There are no resources currently defined on the Javkhlant or Togoot licences.

The Western Licences are underlain by mainly Carboniferous and Devonian volcanic and sedimentary rocks that have been intruded by a number of Devonian to Carboniferous and younger, intrusions. Rocks are heavily weathered and leached at surface. The most important mineralization-related intrusions appear to be a series of small, hydrothermally-altered, fine-grained quartzose stocks, quartz–feldspar porphyries and syenite dykes. Large structurally bounded zones of advanced argillic quartz–alunite alteration grade laterally out into quartz–sericite, sericite–illite, clay and chlorite zones and appear to be associated with the small intrusive bodies. In other areas there are widespread siliceous, leached rocks with sericite and sericite–illite alteration passing outward into peripheral propylitic zones. Pyrite occurs locally. Detailed geological knowledge of the Western Licences is currently restricted to areas of prospect-scale mapping at 1:10,000 scale.

The database used to estimate the mineral resources for the Hugo North and Hugo North Extension Deposits consists of samples and geological information from 307 drill holes, including daughter holes, totalling 371,172 m. Within the Hugo North Extension (on the Lookout Hill Project) there are 37 holes totalling approximately 54,546 m used in support of the mineral resource estimate. A number of the holes were sited in the Oyu Tolgoi mining lease that is held 100% by Ivanhoe, as well as being sited in the Hugo North Extension Deposit area. The drilling program was well-supervised, and data collection procedures were in accordance with industry standards.

AMEC did not review the database for the Western or Javkhlant Licences, as no advanced-stage exploration properties currently exist on the licences.

Samples from the drill programs were prepared for analysis at an on-site facility operated by SGS Mongolia LLC (SGS Mongolia). The samples were then shipped under the custody of Ivanhoe to Ulaanbaatar, where they were assayed at a facility operated by SGS Mongolia.

Ivanhoe, the Earn-in Property operator, employs a comprehensive QA/QC program. All sampling and QA/QC work is overseen on behalf of Ivanhoe by Dale A. Sketchley, P. Geo. Each sample batch of 20 samples contains four or five quality control samples consisting of one duplicate split core sample and one uncrushed field blank, which are inserted prior to sample preparation; a reject or pulp preparation duplicate, which is inserted during sample preparation; and one or two standard reference material (SRM) samples (one <2% Cu and one >2% Cu, if higher-grade mineralization is present based on visual estimates), which are inserted after sample preparation.

Ivanhoe strictly monitors the performance of the SRM samples as the assay results arrive at site. If a batch fails based on standard reference material and blank sample tolerance limits from round-robin programs, it is re-assayed until it passes, unless the batch is deemed to represent barren intervals.

AMEC reviewed Ivanhoe’s QA/QC procedures at site and found them to be strictly followed. Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process. AMEC also evaluated performance of core, coarse reject, and pulp duplicates, and the results were found to be acceptable. The current Ivanhoe QA/QC program exceeds industry standards and demonstrates that the assay process for the samples taken from the Hugo North Extension Deposit is in control and the results are suitable for use in mineral resource estimation.

AMEC did not review the analytical or QA/QC data for the Western or Javkhlant Licences.

As the Hugo North and Hugo North Extension Deposits are part of a single geological entity, AMEC estimated the resources as a single unit, using new data from infill drilling on the deposits. A close-off date of November 1, 2006 was utilised for drill hole data. Following estimation, the resources for Hugo North Extension were cut at the property boundary (approximately 4768100N) and the tonnes and grades attributable to the Hugo North Extension were reported accordingly.

Geological models were constructed by Ivanhoe using geological and structural interpretations completed in late 2006. AMEC checked the lithological and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed. The shapes honoured the drill data and appear well constructed. To constrain grade interpolation in each of the zones, Ivanhoe created 3D grade shells. Threshold values for the shells were determined by inspection of histograms and probability curves. The shells were based on a copper or gold grade. Two copper shells were used; one at a 0.6% Cu threshold and the second based on a quartz-vein-15%-by-volume threshold. The quartz vein shell replaced the use of a 2% Cu shell in the March 2006 resource estimate to constrain the higher-grade copper shell.

AMEC checked the grade and mineralized shapes for interpretational consistency on section and plan, and found them to have been properly constructed. The shapes honoured the drill data and interpreted geology, and appear well constructed.

Resource estimates were undertaken using MineSight® commercial mine planning software. Industry-accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging. Bulk density was interpolated using an inverse distance to the third power methodology. The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m. The compositing honoured the domain zones by breaking the composites on the domain code values.

The estimation plan, or sets of parameters used for estimating blocks, was designed using a philosophy of restricting the number of samples for local estimation. AMEC has found this to be an effective method of reducing smoothing and of producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade–tonnage distributions. Reasonableness of grade interpolation was reviewed by visual inspection of sections and plans displaying block model grades, drill hole composites, and geology. Good agreement was observed. A review of the effective amount of metal removed by outlier restriction indicated that the quantities of copper (0.2%–1.7%) and gold (2%–9%) were reasonable for the deposit type.

The mineral resources were classified using logic consistent with the CIM definitions required by NI 43–101. Inspection of the model and drill hole data on plans and sections showed geological and grade continuity. When taken together with spatial statistical evaluation and investigation of confidence limits in predicting planned annual production, AMEC determined that blocks should be assigned as Indicated Resources if they fell within the current drill hole spacing, which is on 125 x 70 m centres. Blocks were assigned to the Inferred resource category if they fell within 150 m of a drill hole composite.

The mineralization within the Hugo North Extension Deposit as of February 20, 2007 is classified as Indicated and Inferred mineral resource. The total project mineral resources are shown in Table 1-1, and are reported at copper equivalent cut-off grades of above 0.6%. The equivalent grade was calculated using assumed metal prices of US$0.80/lb for copper and US$350/oz for gold (AMEC’s long-term metal price assumptions for copper is $1.20 per pound, and for gold is $475 per ounce).

For convenience the formula is:

CuEq = %Cu + (g/t Au*11.25)/17.64

The contained gold and copper estimates in Table 1-1 have not been adjusted for metallurgical recoveries. The base case CuEq cut-off grade assumptions for the Hugo North Extension deposit was determined using operating cost estimates from similar deposits.

Table 1-1:	Hugo North Extension Mineral Resources, Based on Drilling Completed to 01 November 2006 (0.6% CuEq Cut-off); Effective Date 20 February 2007
Category	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (%)	Contained Metal
					Cu (‘000 lb)	Au (oz)	CuEq (‘000 lb)
Indicated	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
Inferred	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000

Exploration by Entrée since 2002 on the Western Licences of the Lookout Hill Project has identified ten main early-stage exploration Prospects. These are a variety of porphyry Cu-Mo and high and low sulphidation epithermal targets, hosted within a sequence of mainly Devonian volcanic and sedimentary rocks cut by a number of Devonian to Carboniferous and younger, intrusions.

Since starting exploration, Entree’s program of geophysics, geological mapping, soil sampling have advanced these exploration targets. Some of these have seen diamond and/or RC drilling (73 holes totalling 29,855 m), which have intersected several anomalously mineralized zones at depth. Drill spacing most of the Targets is wide-spaced and drilling is still at early, reconnaissance stages.

Based on the work completed to date the most significant targets are at the Zone III, Western Grid and Ring Dyke Prospects.

Continued exploration is recommended for the Lookout Hill Project. The program is divided into the Shivee Tolgoi Earn-in Property where exploration costs are attributed to Ivanhoe’s budget; and the Western Licences, the costs of which are attributed to Entrée’s budget. The overall cost (including 10% contingency) for the recommended exploration programs over both Properties (the Earn-in Property and the Western Licences) of the Lookout Hill Project is US$6.4 million.

Work on the Earn-in Property proposed by Ivanhoe consists of sterilization drilling along the axis of the proposed new concrete airport runway, and exploration drilling to test the Sparrow South, Castle Rock and the South West Magnetic geophysical anomalies in the Javkhlant Licence. The budget allocation of US$2.8 million also includes contingency planning for additional drilling and geophysical surveys should mineralization be encountered during the program. AMEC has reviewed the proposed exploration, delineation and condemnation drilling program for the Shivee Tolgoi Earn-in Property during 2007 and concurs with the location of the drilling, and estimated costs of the program.

The recommended exploration program for the Western Licences incorporates regional interpretation based on remote sensing imagery regional and prospect-scale geological mapping accompanied rock chip sampling, soil and induced polarization surveys, and drilling. The approximate cost to complete this exploration program is US$3.8 million, of which Entrée has allocated about $1.8 million for on-ground exploration, and the remaining US$2 million to exploration support.

Manlai Property, Kharmagtai Area

Project Description and Location

The property comprises one exploration concession totalling 6,924 hectares and granted on March 9, 2001 and the current term expires March 9, 2008. The concession is located in southern Mongolia approximately 40 kilometres due west of the Manlai village and 420 kilometres due south of the capital city of Ulaanbaatar within Manlai and Tsogt Tsetsii Soums, Omnogovi Aimag.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Manlai property is accessible by mainly unimproved dirt roads from Ulaanbaatar with final access to the property is via dirt roads that branch off the Dalanzadgad-Manlai main access route. The roads are generally in very poor condition and require the use of 4 wheel drive vehicles. Closest scheduled air access is via Oyu Tolgoi (120 kilometres south) or via Dalanzadgad, 160 kilometres to the southwest.

The south Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. The average annual precipitation is approximately 80 mm, 90% of which falls in the form of rain with the remainder as snow. Snowfall accumulations rarely exceed 50 mm. Temperatures range from an extreme maximum of about 36°C to an extreme minimum of about minus 31°C. The air temperature in wintertime fluctuates between -5°C and -31°C. Wind is usually present at the site. Very high winds are accompanied by sand storms that often severely reduce visibility for several hours at a time. Winter snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region between 5 and 8 days a year. Spring dust storms are far more frequent, and these can continue through June and July.

Basic supplies such fuel, minor groceries and unskilled labourers are available from the village of Manlai. There is no industrial power available in the area. Water, such as required for camp or drilling use, is available from numerous local shallow wells.

Topography in the area varies from being quite hilly and rugged at the Eastern Zone to rolling sandy plains at the Western Zone. The hills of the Eastern Zone are cut by relatively deeply incised linear drainages/canyons having steep walls. Drainages in the Western Zone are almost non-existent being choked by drifting sand. Relief on the property varies up to 145 metres with the mean elevation being approximately 1,325 metres.

The operating season at Manlai normally runs from April through November, depending on weather and the defined work program.

History

Entrée acquired the title to the Manlai Property in September 2003, and began exploration in 2004. In 2004 Entrée completed preliminary prospecting and analysed 200 rock samples, 30 line-kilometres of 50 metre spaced soil sampling, 34.2 line-kilometres of IP survey, 55.1 line-kilometres of magnetometer survey, 38 channel samples and mapping in 6 trenches/pits, 66 kilometres of grid installation and collection and analyses of 42 stream sediment samples.

This work was followed in 2005 by installing 240.1 line-kilometres of surveyed grid, collecting and analyzing 2,047 soil samples on 50 metre spaced soil sampling over 90.2 line-kilometres, 178.8 line-kilometres of gradient IP, and resisistivity, and magnetometer surveys, followed by 32.6 line-kilometres of Titan, deep-penetrating IP and resisitivity, collection and analyses of 336 rock samples from surface and

900 metres of hand-dug trenchs (56 channel samples) and four diamond drill holes totaling 2,513.6 metres, resulting in the analyses of 1,550 1 to 2 metre long, halved core samples.

Geological Setting

The project area is bisected by a major NE-trending fault that separates the volcanic and volcaniclastic sections (which includes “Manlai” hill) in the south-eastern block from the argillite, phyllite, and large Cu-bearing granodiorite stock in the north-western block. The SE block appears to have been significantly down-dropped relative to the NW block and tilted northward between 30 and 40 degrees based on the dips noted along a major angular unconformity that is exposed over 4 kilometres of strike length. This unconformity is significant because it represents the eruptive surface (paleo-surface) for a bi-modal volcanic system (rhyolitic and basaltic-andesitic lavas and volcaniclastics) that is genetically related to the intrusive-dominated alteration and Cu-mineralization in the Eastern Target area. The northward dip on the paleo-surface implies around 1000 metres of denudation has occurred over the East Target area.

The igneous rocks mapped in the East Target area appear unrelated to the western granodiorite and can be divided into biotite-rich and hornblende-rich series. Both series are coeval, which suggests magmas were derived from two different sources. Intrusive/extrusive activity can also be divided into at least two periods based on the angular unconformity described above. More detailed mapping and sampling is required before the Cu paragenesis can be clearly established in relation to the various igneous events.

Exploration

Exploration at the Company’s Manlai project focused on following up targets defined by the field program in 2005.The most recent program consisted of a 13 kilometres infill time domain IP survey, 8 diamond drill holes, and additional geological mapping. The drilling and mapping have greatly enhanced the Company’s understanding of the geological setting. The drilling was successful in partially defining a mineralized, porphyry-style stockwork over an area approximately 250 metres by 500 metres. This zone is still open along strike and to depth.

Mineralization

Drilling at Manlai in 2006 concentrated in the area of a large (1.5 kilometre x 1.5 kilometre) IP chargeability – magnetometer anomaly, with associated porphyry-style alteration and associated copper mineralization.

Drilling

Drilling at Manlai in 2006 consisted of 8 diamond drill holes totaling 4,270 metres.

•

Hole EGU06-005, a zone of moderate to strong pervasive potassic (K-feldspar+/-magnetite) alteration was encountered from 130 to 650 metres (end of hole). Elevated copper values (>250 ppm) occur throughout this zone of potassic alteration with narrower intervals hosting strongly anomalous copper values.

•

Holes EGU06-006 and EGU06-007 were collared approximately 500 metres to the east of hole EGU06-005 and hole EGU06-008 was collared approximately 750 metres north-northeast of hole EGU05-005. These holes are now interpreted to be too far north and east of the trend of mineralization outlined in holes 005, 009 and 010.

•	EGU06-009 returned 259.1 metres (from 299.9 metres to 559.0 metres) of 821 parts per million (“ppm”) Cu, including 70 metres (from 386.0 metres to 456.0 metres) of 1,330 ppm Cu.

•	EGU06-010 returned 202 metres (333.0 metres to 535.0 metres) of 857 ppm Cu, including 89 metres (378 metres to 465 metres) of 1,174 ppm Cu.
•

Hole EGU06-011 tested an IP chargeability target located 3 kilometres to the west of the East Target. The area was drilled in 2005 by diamond holes EGU05-002 and EGU05-004 and is defined by a strong IP anomaly and by zones of quartz veining. No significant copper mineralization was encountered.

•

EGU06-012, located in the East Target area was a 500 metre step-out to the northwest from EGU06-009. The hole did not intersect significant visible mineralization and encountered only weak alteration and quartz stock veining with weakly elevated copper values (i.e. 37 m of 160 ppm Cu). Either a fault is present between EGU06-009 and EGU06-012, as interpreted by geophysics, surface mapping and drill results, or hole EGU06-012 was collared too far south to intersect the more northwesterly-trending system, as defined in holes EGU06-005, EGU06-009, and EGU06-010 (see map on www.entreegold.com). This system of porphyry-style quartz stockwork, with associated k-feldspar alteration and copper-gold+/- molybdenum mineralization, remains open along strike and to depth.

Sampling and Analysis

Drill core was cut on site using a diamond saw and one-half the core (1 to 2 metre samples) sent to SGS Mongolia in Ulaanbaatar for Au, Ag, Cu, Pb, Zn, Mo geochemical analysis. Standards, blanks and duplicates were inserted on a regular basis to monitor analytical quality.

Security of Samples

Core is stored and sampled in a fenced area segregated from the main camp and with restricted access. Core samples are placed in plastic bags and then in sealed rice sacks for shipment to SGS in a locked box. Chain of custody forms are used to track shipment and delivery.

Mineral Resource and Mineral Reserve Estimates

The Manlai property has no mineral resource or reserve estimates.

Mining Operations

The Manlai property has no mining operations.

Khatsavch Property, Khanbogd and Bayan Ovoo Soums, Omnogovi

The Khatsavch property (Licence #6500X) covers an area of 632 hectares located approximately 45 kilometres to the south-southwest of Lookout Hill and approximately 580 kilometres south of the capital city of Ulaanbaatar. The property was acquired on April 20, 2004. We returned the license for Khatsavch to the Mongolian government in October 2006.

Sol Dos Option

The Company secured an option to acquire the Sol Dos copper prospect, located in the prolific Safford district, of south-east Arizona in May 2006. The early-stage Sol Dos property is located strategically, near the intersection of two major mineral-bearing structural trends. The northwest trend defines one of the premier copper districts in the world, hosting Phelps Dodge’s Lone Star, Dos Pobres, San Juan and Sanchez deposits, which collectively are reported to contain over 2 billion tons of leachable copper resources. The northeast-trending, Morenci lineament hosts Phelps Dodge’s Morenci Mine, which is reported to contain in excess of 16 billion pounds of copper.

Under the terms of the option agreement, the Company may earn a 100% interest in the Sol Dos property by spending $4 million on exploration over four years, and by making staged payments totalling $1 million in cash and 250,000 shares. The Company’s interest would be subject to a 2% NSR royalty, one half of which it may purchase.

In late 2006, Entrée completed a 20 line kilometre program of deep probing induced polarization (“IP”) and magnetic surveys on the property. Drilling will test a (2 by 1.5 kilometre IP chargeability anomaly, which is coincidental with historic drilling that encountered low-grade copper values associated with altered intrusives. The prospect is modeled as a large porphyry copper target, similar to the Safford open-pit copper mine (San Juan and Dos Pobres deposits) being developed by Phelps Dodge, approximately 14 kilometres to the northwest, and to the deep, high-grade Resolution porphyry copper deposit, being evaluated by Rio Tinto and BHP Billiton, approximately 100 kilometres to the west-northwest.

Phelps Dodge’s proposed Safford project was permitted for development in 2006 and is expected to commence production in late 2008. The Company’s Sol Dos property lies along the main southeast trending structural system that hosts several porphyry copper deposits (including the San Juan and Dos Pobres) estimated to contain in excess of 7 billion pounds of copper.

DIVIDENDS

We have not declared any dividends on our common stock since the inception of our company on July 19, 1995. There is no restriction in our Bylaws that will limit our ability to pay dividends on our common stock. However, we do not anticipate declaring and paying dividends to our shareholders in the near future.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value, of which 70,913,093 are issued and outstanding at March 30, 2007. Each common share is entitled to one vote. All common shares of the Company, both issued and unissued, rank equally as to dividends, voting power and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to modification, amendments or variation of such rights or such provisions are contained in the British Columbia Business Corporations Act.

MARKET FOR SECURITIES

Our common shares were traded on the TSX Venture Exchange until April 24, 2006. On April 24, 2006 we began trading on the Toronto Stock Exchange. Our symbol is “ETG” and our CUSIP number is 29383-100. Our common shares are also traded on the American Stock Exchange under the symbol EGI and on the Frankfurt Stock Exchange under the symbol EKA (WKN:121411).

Trading history

The following quotations reflect the high, low and closing bids, volume and number of trades on the Toronto Stock Exchange for the Company’s common shares for each of the past 15 months, starting with the most recent month:

Name of Market: Toronto Stock Exchange (CDN$)

Month	High	Low	Close	Volume
To March 21, 2007	$2.01	$1.54	$1.80	1,171,975
February 2007	$2.03	$1.65	$1.68	2,992,490
January 2007	$1.94	$1.59	$1.80	1,647,329
December 2006	$1.98	$1.60	$1.80	2,079,281

Month	High	Low	Close	Volume
November 2006	$2.05	$1.50	$1.73	2,573,838
October 2006	$2.10	$0.95	$1.98	6,753,543
September 2006	$1.32	$0.99	$1.13	2,495,184
August 2006	$1.45	$1.17	$1.26	997,250
July 2006	$1.50	$1.09	$1.33	879,521
June 2006	$1.30	$0.86	$1.05	2,131,468
May 2006	$2.75	$1.14	$1.26	4,366,227
April 2006	$2.95	$2.25	$2.70	2,811,191
March 2006	$2.80	$1.90	$2.79	5,495,520
February 2006	$2.44	$2.09	$2.32	5,566,808
January 2006	$2.30	$1.68	$2.30	3,559,152

The price of the Company’s common shares as reported by the Toronto Stock Exchange at the close of the business on December 31, 2006 was C$1.80 per share and on March 21, 2007 was C$1.80 per share.

Our common shares are issued in registered form. Pacific Corporate Trust Company is the registrar and transfer agent for our common shares. Their address is 3rd Floor, 510 Burrard Street, Vancouver, BC Telephone: (604) 689-9853, Facsimile: (604) 689-8144.

On March 30, 2007 the shareholders’ list for our common shares showed 12 registered shareholders and 70,913,093 common shares outstanding. No securities were sold during the most recently completed fiscal year.

ESCROWED SECURITIES

There were no escrowed securities at December 31, 2006 (See Note 5 to the audited consolidated financial statements for the year ended December 31, 2006).

DIRECTORS AND OFFICERS

The Company’s current Board of Directors consists of five directors. The term of office for each director expires at the annual general meeting subsequent to that at which he or she was elected. The following is a brief account of the education and business experience of each director and executive officer during the last five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which he was employed or with which he is/was involved as an officer, director or beneficial owner of securities with more than a 10% voting position.

Gregory G. Crowe, President, Chief Executive Officer and Director

Mr. Crowe has been a director and President of the Company since July 3, 2002 and has been Chief Executive Officer of the Company since July 16, 2003.

Mr. Crowe was self-employed from 1997 to 2002, providing exploration and management services for junior resource companies. Mr. Crowe is currently a director of Acrex Ventures Ltd. and Centrasia Mining Corp.

Mr. Crowe is a professional geologist with more than 20 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia. Prior to joining the Company, Mr. Crowe was a senior executive with Acrex Ventures Ltd., a junior resource company active in Ontario, and co-founder and President of Azimuth Geological Inc., a private consulting company specializing in exploration and management services for junior and major mining companies such as Rio

Algom Ltd., the Prime Group and Westmin Resources Limited. Mr. Crowe also worked for Yuma Copper Corp. from 1994 to 1997, where he was instrumental in transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two mines in Chile.

Mr. Crowe obtained a Bachelor of Geology degree from Carlton University and a Master of Geology degree from the University of Calgary. He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Alberta Professional Engineers, Geologists and Geophysicists Association, and the Prospectors and Developers Association of Canada.

Mark H. Bailey, Director

Mr. Bailey has been a director of the Company since June 28, 2002.

Mr. Bailey is an exploration geologist with more than 27 years of industry experience. Since 1995, he has been the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals exploration and development company whose shares are listed for trading on the Toronto Stock Exchange and the American Stock Exchange. Minefinders has discovered more than 4 million ounces of gold and 165 million ounces of silver over the past six years. Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals. Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC. Mr. Bailey is a highly respected industry veteran, renowned for his technical competence and strong ability to maximize exploration programs and budgets.

Lindsay Richard Bottomer, Vice-President, Corporate Development and Director

Mr. Bottomer has been a director of the Company on June 28, 2002 and hired as Vice-President, Corporate Development on October 16, 2005.

Mr. Bottomer is a professional geologist with more than 33 years experience in global mineral exploration and development with major and junior mining companies, the last 16 years based in Vancouver, BC. Currently, he is Vice-President, Corporate Development with Entrée Gold Inc. He was formerly President and Chief Executive Officer of Silver Quest Resources Ltd., a public company focused on gold and silver exploration in Canada. Mr. Bottomer has also served as Vice-President Exploration with IMA Exploration Inc., Director of Canadian Exploration with Echo Bay Mines Ltd., and Vice-President of New Projects with Prime Equities International.

Mr. Bottomer obtained a Bachelor of Science (Honours) degree in geology from the University of Queensland and a Master of Applied Science degree from McGill University. Mr. Bottomer is a member of the Association of Professional Engineers and Geoscientists of British Columbia and the Australasian Institute of Mining and Metallurgy. He is also past President of the British Columbia and Yukon Chamber of Mines and currently an elected councillor on the Association of Professional Engineers and Geoscientists of British Columbia.

James L. Harris, Chairman and Director

Mr. Harris has been a director of the Company since January 29, 2003 and was appointed Chairman on March 15, 2006.

Mr. Harris is a corporate, securities and business lawyer with over 20 years’ experience in British Columbia and internationally. He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance. Clients have included public companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, the OTC Bulletin Board and NASDAQ. Involved in a number of professional and community activities, Mr. Harris has been an instructor at the Professional Legal Training Course for articling students sponsored by the Law Society of British Columbia on the subject of corporate and securities law. Mr. Harris was also a Founding Member of the Legal Advisory Committee of the

Vancouver Stock Exchange. Apart from his legal education, Mr. Harris has also completed a graduate course in business at the London School of Economics.

Peter G. Meredith, Director

Mr. Meredith has been a director of the Company since November 24, 2004. He was nominated by Ivanhoe Mines Ltd. as its representative on the Company’s Board, as per the terms of an Equity Participation and Earn-in Agreement effective November 9, 2004, between the Company and Ivanhoe Mines Ltd.

He is Ivanhoe’s former Chief Financial Officer (CFO) and assumed the position of Deputy Chairman in May, 2006, overseeing the company’s business development and corporate relations. Mr. Meredith was Ivanhoe’s CFO from May, 2004, to May, 2006, and from June, 1999, to November, 2001. Mr. Meredith has been the CFO of Ivanhoe Capital Corporation since June, 1996. Prior to joining Ivanhoe, Mr. Meredith, a Chartered Accountant and a Certified Management Accountant, was a partner and director of Deloitte & Touche, one of the largest accounting and management consulting firms in the world. Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance. He is a member of the Canadian Institute of Chartered Accountants.

Hamish Malkin, Chief Financial Officer and Secretary

Mr. Malkin has been Chief Financial Officer of the Company since July 16, 2003 and Corporate Secretary since August 7, 2003.

Mr. Malkin has been self-employed since April 2003, providing Chief Financial Officer services on a contract basis. Prior to being self-employed, Mr. Malkin was the Chief Financial Officer of Trivalence Mining Corporation from January 1997 to March 2003. Mr. Malkin is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia. Prior to 1997, Mr. Malkin held senior financial positions in the entertainment and commercial real estate industries.

Robert M. Cann, Vice-President, Exploration

Mr. Cann has been the Company’s Exploration Manager since July, 2002 and was appointed to the position of Vice-President, Exploration on August 11, 2005.

Mr. Cann has been in charge of the startup and management of all of the Company’s support operations and exploration projects in Mongolia since July, 2002. He has extensive experience in project management, geological consulting and office management. Prior to joining the Company, Mr. Cann was Exploration Manager for Spokane/Sand River Resources in Chihuahua, Mexico, from 1999 to 2000. From 1995 through 1999, Mr. Cann worked as an independent consulting geologist for various companies contemplating property acquisitions in Honduras, Mexico, Peru and Nevada. Mr. Cann holds a Master of Science degree in Economic Geology from the University of British Columbia and is a member of the Geological Association of Canada, the Association of Professional Engineers and Geoscientists (BC) – P. Geo., the Canadian Institute of Mining and Metallurgy (CIMM) and the Canadian Information Processing Society.

Mona M. Forster, Corporate Secretary

Ms. Forster joined the Company as Business Manager in October 2003 and was appointed Corporate Secretary in May 2006. She has over 20 years of experience in administration and management, primarily in the mining industry. She holds an MBA from Simon Fraser University and is currently a director of the Association for Mineral Exploration British Columbia.

The table below sets out further particulars (stated as of December 31, 2006) required to be disclosed in this item:

Name and municipality of residence	No. of common shares beneficially owned, directly or indirectly, or controlled.	No. of securities held on a fully-diluted basis(1)
Gregory Crowe Bowen Island, British Columbia, Canada	1,018,000	Shares: 1,018,000 Warrants: 0 Stock options: 1,325,000 Total: 2,343,000
Mark H. Bailey Bellingham, Washington, U.S.A.	322,500	Shares: 322,500 Warrants: 0 Stock options: 850,000 Total: 1,172,500
Lindsay Richard Bottomer North Vancouver, British Columbia, Canada	235,000	Shares: 235,000 Warrants: 0 Stock options: 850,000 Total: 1,085,000
James L. Harris West Vancouver, British Columbia, Canada	274,000	Shares: 274,000 Warrants: 0 Stock options: 800,000 Total: 1,074,000
Peter Meredith Vancouver, British Columbia, Canada	Nil	Warrants: 0 Warrants: 0 Stock options: 325,000 Total: 325,000
Hamish Malkin Bowen Island, British Columbia, Canada	Nil	Warrants: 0 Warrants: 0 Stock options 350,000 Total: 350,000
Robert M. Cann Nanaimo, British Columbia Canada	32,000	Shares: 32,000 Warrants: 0 Stock options: 485,000 Total: 517,000
Mona M. Forster Vancouver, British Columbia Canada	48,800	Shares: 48,800 Warrants: 0 Stock options: 385,000 Total: 433,800

(1)	As at December 31, 2006.
(2)

Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

Committees of the Board of Directors

The committees of the Board are the Audit Committee, the Compensation Committee, the Nominating Committee and the Technical Committee.

Audit Committee

The Audit Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for audit committee members. The members of the Audit Committee are Mark Bailey, James L. Harris and Peter G. Meredith (chairman). All members of the Audit Committee are financially literate. Relevant education and experience for members of the Audit Committee is listed on Pages 29-30.

The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the board and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and news releases with respect to the Company’s financial performance before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

Audit Fees

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years.

Audit Fees	2006	2005
Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect of quarterly filings, consulting and accounting standards and transactions, issuance of consent in connection With Canadian and US securities filings.	$59,925	$77,012
Tax Fees
Tax compliance, taxation advice and tax planning for international operations.	$4,569	-
All other fees	-	-
	$64,494	$77,012

Compensation Committee

The Compensation Committee is comprised of three members of the Board: Mark Bailey (chairman), James Harris and Peter G. Meredith.

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflecting the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

Nominating Committee

The Nominating Committee is appointed by the Board of Directors to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identify individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee. The members of the Nominating Committee are Mark Bailey, James L. Harris (chairman) and Peter G. Meredith.

Technical Committee

The Technical Committee consists of Mark Bailey, Lindsay Bottomer and Gregory Crowe, each of whom is a professional geologist. Neither Mr. Crowe, the President and Chief Executive of the Company, nor Mr. Bottomer, the Vice-President, Corporate Development of the Company, is an independent director. The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board of Directors itself) during intervals between meetings of the Board of Directors pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

PROMOTERS

Not applicable

LEGAL PROCEEDINGS

Not applicable

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Not applicable

TRANSFER AGENTS AND REGISTRARS

Pacific Corporate Trust Company is both the transfer agent and registrar for the Company. Pacific Corporate Trust Company’s Toronto branch, Pacific Corporate Services Ltd., has been appointed as the Co-Transfer Agent and Registrar.

MATERIAL CONTRACTS

1.	Equity Participation Agreement dated 17th June, 2005, between Entrée Gold Inc. and Kennecott Canada Exploration Inc. (“Kennecott”)

Pursuant to this agreement, Kennecott acquired 6,306,921 units of Entrée at a price of $2.20 per unit. Each unit comprises one common share, one share purchase warrant A (“A Warrant”) and one share purchase warrant B (“B Warrant”). Two A Warrants entitles Kennecott to acquire an additional share for two years at a price of $2.75. Two B Warrants entitles Kennecott to acquire an additional share for two years at a price of $3.00.

The agreement includes provisions pursuant to which Kennecott will be entitled to maintain its proportional equity interest in future financings by Entrée and will vote its shares in support of certain matters at meetings of Entrée’s shareholders.

In addition, Entrée agreed to give Kennecott or its affiliates a right of first refusal on its 100% owned Manlai property in southern Mongolia.

2.	Amendment, dated the 9th day of November, 2004, to the Equity Participation and Earn-in Agreement, between Ivanhoe Mines Ltd. and Entrée Gold Inc.

This agreement provides a form of joint-venture agreement to be entered into by Ivanhoe and Entrée pursuant to the Equity Participation and Earn-in Agreement dated 15th October, 2004 between Ivanhoe and Entrée.

3.	Equity Participation and Earn-in Agreement dated October 15, 2004, between Ivanhoe Mines Ltd. And Entrée Gold Inc.

Under this agreement, the Company granted Ivanhoe the right to earn an interest in approximately 40,000 hectares of the 179,500 hectares, Lookout Hill Property, Mongolia (the “Project Property”). Under the agreement, Ivanhoe must spend a minimum of $20 million within five years in order to earn a 51% interest in the Project Property. Thereafter, Ivanhoe can increase its interest to 60% by spending $7,500,000 within the following 1.5 years, and to 70% in mineralization above a depth of 560 metres, and 80% in mineralization below that depth, by spending a final $7,500,000 million by the end of eight years. Thereafter, the Company has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

Ivanhoe also agreed to subscribe to a C$4,600,000 million equity private placement by the Company, comprising 4.6 million units at a price of C$1.00 per unit, each unit consisting of one common share of the Company and the right to purchase one additional common share, exercisable for two years at a price of $1.10.

Under the agreement, Ivanhoe was granted a first right of refusal in the remaining 75% of the Company’s Lookout Hill Property.

Other terms of the agreement include a binding obligation on Ivanhoe to spend an initial $3 million on the immediate exploration of agreed targets, and minimum expenditure requirements of $5,000,000 in each of the first three years. Should Ivanhoe not elect to earn an additional interest after it earns its minimum of 51%, the Company may purchase the controlling 2% interest for $400,000 in cash or exploration expenditures, thus becoming the operator of the project. The agreement also provides Ivanhoe with the use of surface rights for the construction of development and mining facilities, subject to the condemnation of the underlying areas by drilling.

While Ivanhoe is still earning an interest in the Project Property, it will have the right to participate in future financings by the Company, so as to maintain its proportional equity interest in the Company. Ivanhoe will have the right to nominate a director for appointment to the Company’s Board.

INTEREST OF EXPERTS

Entrée’s auditor is Davidson & Company, Chartered Accountants, in Vancouver, BC. The Corporation’s audited consolidated financial statements as at and for the years ended December 31, 2006 and 2005 have been filed under National Instrument 51-102 in reliance on the report of Davidson & Company, independent registered chartered accountants, given on their authority as experts in auditing and accounting.

AMEC Americas Ltd. (“AMEC”) has prepared the Lookout Hill Project, Mongolia, NI 43-101 Technical Report, with an effective date of March 29, 2007, that forms the basis of the scientific and technical disclosure regarding the Lookout Hill Property, a copy of which is available on SEDAR at www.sedar.com. To the knowledge of the Company, AMEC and the principals of AMEC as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

Robert M. Cann, M.Sc., P.Geo. and Entrée’s Vice-President, Exploration, is a “qualified person” as defined in National Instrument 43-101. Mr. Cann is responsible for the preparation of technical information in Entrée’s news releases and other disclosure documents. Mr. Cann owns 32,000 common shares of Entrée and 485,000 options to purchase common shares.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase the Corporation’s Common Shares and interests of insiders in material transactions is contained in the management information circular for the annual general meeting of the Corporation to be held on May 16, 2007, which will be made available on SEDAR concurrent with the delivery of the document to the Corporation’s shareholders. Additional financial information is contained in the Corporation’s comparative financial statements and MD&A as at and for the years ended December 31, 2006 and 2005. Copies of the information circular (when filed), financial statements and MD&A are available on SEDAR, and may also be obtained upon request from the Company at 1201-1166 Alberni Street, Vancouver, BC V6E 3Z3.

Additional information relating to Entrée Gold Inc. may be found on SEDAR at www.sedar.com.

APPENDIX

TO ANNUAL INFORMATION FORM DATED MARCH 30, 2007

ENTRÉE GOLD INC.

AUDIT COMMITTEE

CHARTER

Purpose of Audit Committee of Entrée Gold Inc. (the “Company”)

The purpose of the Audit Committee (the “Committee”) is to:

1.	Assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities relating to:
(a)

the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the independence and qualifications of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and
(c)	the development and implementation of policies and processes regarding corporate governance matters.
2.	Provide an open avenue of communication between the independent accountants, the Company’s financial and senior management and the Board.
3.

Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company’s shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the Company’s annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Company and the Company’s independent accountants. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

Composition

The Committee shall be composed of at least three directors, each of whom shall, in the judgment of the Board, meet (i) the independence requirements of the relevant rules and regulations of any and all regulatory authorities having jurisdiction over the Company; (ii) the independence requirements of the rules of any stock exchange upon which the Company’s securities are listed (the “Exchange Rules”) for audit committee members as in effect from time to time. One or more members of the Committee shall be, in the judgment of the Board, an “audit committee financial expert,” as such term is defined by applicable rules and regulations, and be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement as required by the Exchange Rules.

Authority

The Committee shall have the authority to (i) retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Company annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.

The independent accountants shall submit to the Company annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee may also appoint a Secretary who need not be a director. All requests for information from the Company or the independent accountants shall be made through the Chairperson.

Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

4.	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other.
5.	The Committee shall meet at least quarterly (or more frequently as circumstances dictate).
6.

Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

Specific Duties

In meeting its responsibilities, the Committee is expected to:

7.

Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee.

8.

Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants.

9.

Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services.

10.

Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls.

11.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants.
12.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources.
13.	Consider and review with the independent accountants, out of the presence of management:
(a)	the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;
(b)	the truthfulness and accuracy of the Company’s financial statements; and
(c)	any related significant findings and recommendations of the independent accountants together with management’s responses thereto.
14.	Following completion of the annual audit, review with management and the independent accountants:
(a)	the Company’s annual financial statements and related footnotes;
(b)	the independent accountants’ audit of the financial statements and the report thereon;
(c)	any significant changes required in the independent accountants’ audit plan; and
(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.
15.

Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

16.

Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

17.

In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses.

18.	Consider and review with management:
(a)	significant findings during the year and management’s responses thereto; and
(b)	any changes required in the planned scope of their audit plan.

19.

Review filings with all regulatory authorities having jurisdiction and other published documents containing the Company’s financial statements, including any certification, report, opinion or review rendered by the independent accountants, or any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

20.

Prepare and include in the Company’s annual proxy statement or other filings of all regulatory authorities having jurisdiction any report from the Committee or other disclosures as required by applicable laws and regulations.

21.

Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

22.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings.
23.

Review policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants.

24.

Establish, review and update periodically a Code of Business Conduct and Ethics for employees, consultants, officers and directors of the Company and ensure that management has established a system to enforce this Code of Business Conduct and Ethics.

25.	Review management’s monitoring of the Company’s compliance with the Company’s Code of Business Conduct and Ethics.
26.

Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators.

27.	Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management.
28.	Consider questions of possible conflicts of interest of Board members and of the corporate officers and approve in advance all related party transactions.
29.	Provide advice on changes in Board compensation.
30.	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.
31.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

32.

Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter.

33.	Review and update this Charter periodically and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws.
34.	Perform such other functions consistent with this Charter, the Company’s Articles and governing law, as the Committee deems necessary or appropriate.

ANNEX A

PROCEDURES FOR THE SUBMISSION OF

COMPLAINTS AND CONCERNS REGARDING

ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR

AUDITING MATTERS

1.

Entrée Gold Inc. (the “Company”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.

Any employee or consultant of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee or consultant would like to discuss the matter directly with a member of the Committee, the employee or consultant should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Entrée Gold Inc..

c/o Audit Committee

Attn: Chairperson

Suite 1201 - 1166 Alberni St.

Vancouver, BC CANADA V6E 3Z3

3.	Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.
4.

At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.